L'ORÉAL

04 JAN 29 AM 7:21

L'OREAL
International Financial Information Department

26th January, 2004

04012442

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
UNITED STATES OF AMERICA

SUPPL

Re: **<u>L'Oréal S.A. -- File No. 82-735</u>**

Ladies and Gentlemen:

L'Oréal S.A., a *société anonyme* incorporated under the laws of the Republic of France, hereby furnishes one copy of the following information (Typographical correction) pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

News Realease: L'Oréal acquires Yue-Sai in China

PROCESSED
FEB 09 2004
THOMSON FINANCIAL

Very truly yours,

The International Financial
Information Director

F. Archamb

François ARCHAMBAULT

dlw 1/30

Centre Eugène Schueller - 41, rue Martre - 92117 Clichy Cedex - Tél. +33 (0)1 47 56 70 00
Siège social : 14, rue Royale 75008 Paris

L'ORÉAL

News release

Another breakthrough for the group in China: After Mininurse, L'Oréal acquires Yue-Sai

Clichy, 26th January 2004 6:00 pm – The L'Oréal group has signed an agreement to acquire the Chinese make-up and skincare brand Yue-Sai.

Founded in 1992 by Mrs Yue-Sai Kan – a well-known personality who is Chinese but was educated in the West – Yue-Sai, which has been owned by Coty since 1996, achieved sales approaching € 38 million in 2003.

From the outset, Yue-Sai's product lines have been created exclusively for Chinese women. Yue-Sai is a major brand with a strong market position, and is sold in 800 department stores located in 240 of China's largest cities.

"After Mininurse at the end of last year, this new acquisition confirms our determination to step up the pace of our growth on this strategic market", commented Mr Lindsay Owen-Jones, Chairman and Chief Executive Officer of L'Oréal.

In the words of Mr Paolo Gasparrini, General Manager of L'Oréal China: "*Yue-Sai, a symbolic brand for the Chinese woman of today, will naturally slot into L'Oréal's portfolio... The brand strengthens the group's leadership in make-up and facial skincare. The group's technological input will enable Yue-Sai to win new market share*".

The acquisition also includes a manufacturing plant in Shanghai. This factory will increase the group's production capacities, ensuring rapid growth for its brands in Asia.

The completion of the deal remains subject to a certain number of conditions in China, and primarily to the agreement of the Chinese authorities.

L'ORÉAL

L'Oréal has been operating on the Chinese market since 1997, achieving sales of € 159 million in 2003, representing like-for-like growth of 69.3%.

L'Oréal's core brands are now all available in China, where the group holds number one positions in several segments, with L'Oréal Paris in premium hair colour, Maybelline in make-up, Vichy in pharmacy sales and Lancôme in selective distribution.

Contacts at L'ORÉAL

Shareholders and Market Authorities
Mr François ARCHAMBAULT
☎ : +33 (0)1.47.56.83.45
http://www.loreal-finance.com

Analysts and
Institutional Investors
Mrs Caroline MILLOT
☎ : +33 (0)1.47.56.86.82
Fax : +33 (0)1.47.56.80.02

Journalists
Mr Mike Rumsby
☎ : +33 (0)1.47.56.76.71
http://www.loreal.com

L'ORÉAL

04 JAN 29 AM 7:21

L'OREAL
International Financial Information Department

26th January, 2004

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
UNITED STATES OF AMERICA

Re: L'Oréal S.A. -- File No. 82-735

Ladies and Gentlemen:

L'Oréal S.A., a *société anonyme* incorporated under the laws of the Republic of France, hereby furnishes one copy of the following information (Typographical correction) pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

L'Oréal release about Sanofi-Synthélabo

Very truly yours,

The International Financial
Information Director

F-A

François ARCHAMBAULT

Clichy, Monday 26th January 2004 – 8.45 am

Release

L'Oréal has approved Sanofi-Synthélabo's offer for Aventis announced today and will approve the issuance of new shares that will be submitted to the shareholders'meeting.

L'Oréal will keep its Sanofi-Synthélabo's shares.

Upon completion of the transaction, l'Oréal's intends to stop consolidating its stake in Sanofi-Synthélabo under the equity method.

L'Oréal will reflect the dividends received from Sanofi-Synthélabo in its income statement.

Contacts at L'ORÉAL

Shareholders and Market Authorities
Mr François ARCHAMBAULT
☎ : +33 (0)1.47.56.83.45
http://www.loreal-finance.com

Analysts and
Institutional Investors
Mrs Caroline MILLOT
☎ : +33 (0)1.47.56.86.82
Fax : +33 (0)1.47.56.80.02

Journalists
Mr Lorrain KRESSMANN
☎ : +33 (0)1.47.56.40.24
http://www.loreal.com

Release

Important Information

In connection with the proposed acquisition of Aventis, Sanofi-Synthélabo will file with the United States Securities and Exchange Commission (SEC), a registration statement on Form F-4, which will include a preliminary prospectus and related exchange offer materials, to register the Sanofi-Synthélabo ordinary shares (including Sanofi-Synthélabo ordinary shares represented by Sanofi-Synthélabo ADSs) to be issued in exchange for Aventis ordinary shares held by holders located in the United States and for Aventis ADSs held by holders wherever located, as well as a Statement on Schedule TO. Investors and holders of Aventis securities are strongly advised to read the registration statement and the preliminary prospectus, the related exchange offer materials and the final prospectus (when available), the Statement on Schedule TO and any other relevant documents filed with the SEC, as well as any amendments and supplements to those documents, because they will contain important information. Investors and holders of Aventis securities may obtain free copies of the registration statement, the preliminary and final prospectus and related exchange offer materials and the Statement on Schedule TO (when available), as well as other relevant documents filed with the SEC, at the SEC's web site at www.sec.gov and will receive information at an appropriate time on how to obtain transaction-related documents for free from Sanofi-Synthélabo or its duly designated agent.

At the appropriate time, Sanofi-Synthélabo will issue an offer prospectus in accordance with German law, which will be the only document applicable in connection with the public offer made by Sanofi-Synthélabo to holders of Aventis ordinary shares located in Germany (the "German Offer"). Any decision to tender Aventis ordinary shares in exchange for Sanofi-Synthélabo ordinary shares under the German Offer must be taken exclusively with regard to the terms and conditions of the German Offer, when it is commenced, as well as with regard to the information included in the offer prospectus which will be issued in Germany.

This communication is for information purposes only. It shall not constitute an offer to purchase or exchange or the solicitation of an offer to sell or exchange any securities of Aventis or an offer to sell or exchange or the solicitation of an offer to buy or exchange any securities of Sanofi-Synthélabo, nor shall there be any sale or exchange of securities in any jurisdiction (including the United States, Germany, Italy and Japan) in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. The solicitation of offers to buy Sanofi-Synthélabo ordinary shares (including Sanofi-Synthélabo ordinary shares represented by Sanofi-Synthélabo ADSs) in the United States will only be made pursuant to a prospectus and related offer materials that Sanofi-Synthélabo expects to send to holders of Aventis securities. The Sanofi-Synthélabo ordinary shares (including Sanofi-Synthélabo ordinary shares represented by Sanofi-Synthélabo ADSs) may not be sold, nor may offers to buy be accepted, in the United States prior to the time the registration statement becomes effective. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the United States Securities Act of 1933, as amended.